INVECH HOLDINGS, INC.

7339 E. Williams Drive

Unit 26496

Scottsdale, AZ 85255

April 8, 2024

Ms. Jenna Hough

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Invech Holdings, Inc.
Amendment No. 2 of the Registration Statement on Form S-1
Filed March 22, 2024
File No. 333-276779

Dear Ms. Hough:

Set forth below are the responses of Invech Holdings, Inc., a Nevada corporation (“IVHI” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated April 2, 2024, with respect to (i) our Amendment No. 2 of the Registration Statement on Form S-1 filed on March 22, 2024. The responses provided below are numbered to correspond to your comments, which have been reproduced and emboldened herein for ease of reference.

Amendment No.2 to Registration Statement on Form S-1Filed March 22, 2024

Security Ownership of Certain Beneficial Owners and Management, page 59

1.        Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K. In this regard, we note the dated reference to September 30, 2023.

Response:

The following language was inserted in section Security Ownership of Certain Beneficial Owners and Management, page 59: April 8, 2024.

Item 16. Exhibits and Financial Statement Schedules, page F-1

2.        Please tell us why you are providing separate financial statements as of and for the periods ended December 31, 2022 and 2021, March 31, 2023, June 30,2023, and September 30, 2023.

Response:

The above-mentioned financials were filed with the initial S-1 filing and relevant at the time of filing. Since the initial filing, these financials have become stale. I have removed 2021/2022 annual financials, March 31, 2023 financials, June 30, 2023 financials, and September 30, 2023 financials. December 31, 2023 and December 31, 2022 audited financial report has replaced the stale financials.

Description of Business, page 40

3.        Please revise to eliminate the label "unaudited" throughout pages F-29 through F-32 as they represent audited financial statements and related notes.

Response:

The language was revised to reflect the audited status.

General

4.        Please have your auditor provide an updated consent to reflect the appropriate report date and periods presented in the financial statements included in the filing.

Response:

Stale financials statements and results of operations have been deleted and updated financial statements and auditor letter replaced the stale financial information.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our CEO, at (602) 793 -8058 or email Ms. Keaveney at rhonda@scctransferllc.com.

Sincerely,

Invech Holdings, Inc.

By:	/s/ Rhonda Keaveney
Rhonda Keaveney
Chief Executive Officer

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